Exhibit (a)(10)

February 7, 2003

SunGard: Madeline Hopkins (610) 341-4357	Caminus: Joe Dwyer (212) 515-3605

SUNGARD AND CAMINUS RECEIVE REQUESTS FOR INFORMATION FROM THE DEPARTMENT OF

JUSTICE, ANTITRUST DIVISION, IN CONNECTION WITH SUNGARD’S TENDER OFFER TO

PURCHASE ALL OUTSTANDING SHARES OF CAMINUS

Wayne PA — SunGard Data Systems Inc. (NYSE:SDS) announced today that it has received a request for additional information (also known as a second request) from the United States Department of Justice, Antitrust Division, in connection with its pending tender offer to acquire all outstanding shares of Caminus Corporation (Nasdaq:CAMZ). In addition, Caminus announced that it has received a Civil Investigative Demand from the Department of Justice requesting similar information in connection with its acquisition by SunGard. The tender offer is being made in accordance with the previously announced definitive agreement among SunGard, Rapid Resources Inc. (a wholly owned subsidiary of SunGard) and Caminus for the acquisition by SunGard of all the shares of Caminus for $9.00 per share in cash. The tender offer is subject to customary conditions, including the tender of a majority of the outstanding Caminus shares in the tender offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The second request extends the waiting period for regulatory review under the HSR Act until 10 days after SunGard complies with the request, unless the process is terminated earlier by the Department of Justice. The Civil Investigative Demand issued to Caminus does not affect the HSR Act waiting period.

SunGard and Caminus each intend to comply with its respective request for information promptly. The tender offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 26, 2003. Although neither SunGard nor Caminus can predict at this time to what extent, if any, compliance with the second request and the extended waiting period will delay the expiration date, both companies still estimate that the transaction will be completed in the first quarter of 2003. Any notice of an extension of the tender offer period will be made by public announcement not later than 9:00 a.m., New York City time, on Thursday, February 27, 2003.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Caminus shares. The tender offer is only being made through an offer to purchase, letter of transmittal and related tender offer materials. SunGard has filed these tender offer materials with the Securities and Exchange Commission, and Caminus has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders of Caminus are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement have been sent free of charge to all stockholders of Caminus. All of these materials are also available free of charge at the SEC’s Web site at www.sec.gov or by contacting the information agent for the tender offer, D.F. King & Co., Inc., at 212-269-5550 or 800-848-3416.

About Caminus

Caminus is a leading provider of integrated software to the global energy industry. Its integrated software solutions, which cover all functional areas across the energy value chain and handle all major energy commodities and financial instruments, enable energy companies to more efficiently and profitably trade energy, process and streamline transactions, manage complex risk and credit scenarios, and make optimal operational decisions.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of $2 billion. Visit SunGard at www.sungard.com.

Trademark Information:    SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected timing of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the tender offer and the merger.

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